Exhibit 99.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made effective September 8, 2016.

BETWEEN:

689522 N.B. LTD., a corporation incorporated under

the laws of the Province of New Brunswick (“AcqusitionCo”)

- and -

SMART TECHNOLOGIES INC., a corporation existing under

the laws of the Province of Alberta (“SMART”)

- and -

FOXCONN SINGAPORE (PTE) LTD., a company organized

and existing under the laws of Taiwan (the “Purchaser”)

RECITALS:

A.	AcquisitionCo, SMART and the Purchaser (collectively, the “Parties”) are party to an Arrangement Agreement dated as of May 26, 2016 (the “Arrangement Agreement”);

B.	pursuant to the Arrangement Agreement, once all conditions to closing of the Plan of Arrangement (the “Arrangement”), as more particularly described in the Arrangement Agreement, have been satisfied or waived, the Effective Date (as defined in the Arrangement Agreement) must occur on or prior to September 8, 2016, such date being referred to in the Arrangement Agreement as the “Outside Date”;

C.	all conditions to closing of the Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) have been satisfied as of the date of this Amending Agreement, but the Effective Date is not expected to occur on September 8, 2016;

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto agree as follows:

1.	Interpretation. This Amending Agreement is supplemental to and shall form one agreement with the Arrangement Agreement, and the Arrangement Agreement and this Amending Agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument. Capitalized terms that are not otherwise defined herein shall have the meaning attributed to those terms in the Arrangement Agreement.

2.	Amendments.

(a)	The reference to “September 8, 2016” in the defined term “Outside Date” in the Arrangement Agreement is hereby amended to read “September 14, 2016”.

(b)	The reference to “105th day” in Section 2.4(b) of the Arrangement Agreement is hereby amended to read “110th day”.

3.	Representation.

(a)	AcquisitionCo and the Purchaser represent and warrant to SMART that the wire payment to the Depositary of the initial $20,436,878.00 Cash Consideration has been initiated.

(b)	Each of SMART, AcquisitionCo and the Purchaser hereby confirm that, to its knowledge, all conditions to its obligation to complete the Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) have been satisfied.

4.	Confirmation. The Parties hereby acknowledge and confirm that, except as specifically amended by the provisions of this Amending Agreement, all of the terms and conditions contained in the Arrangement Agreement are and shall remain in full force and effect, un-amended, in accordance with the provisions thereof.

5.	General.

(a)	This Amending Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

(b)	This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(c)	This Amending Agreement contains the entire agreement between the parties with respect to the subject matter herein and supersedes any prior understanding or agreements between them respecting the subject matter.

(d)	All provisions of this Amending Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the Parties, their respective successors and permitted assigns.

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement effective as of the date first above written.

689522 N.B. LTD.

Per:	(signed) “Lap Shun Hui”
Name: Lap Shun Hui Title: Director

SMART TECHNOLOGIES INC.

Per:	(signed) “Neil Gaydon”
Name: Neil Gaydon Title: President and Chief Executive Officer

FOXCONN SINGAPORE (PTE).

Per:	(signed) “Mark Chien”
Name: Mark Chien Title: General Manager